

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

January 9, 2006

Mr. J. Paul Sorbara
President & CEO
Golden Goliath Resources, Ltd.
Suite 711, 675 West Hastings Street
Vancouver, British Columbia V6B 1N2

>   **Re: Golden Goliath Resources, Ltd.**
>   **Registration Statement on Form 20-F/A#1**
>   **Filed September 30, 2005 and amended December 12, 2005**
>   **File No. 0-31204**

Dear Mr. Sorbara:

We have reviewed your December 12th response letter and your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Although you acknowledge comment 1, we note that the amended registration
        statement has not been paginated as requested. Please include page numbers in
        your next amended registration statement.

2.   Likewise, you acknowledge comment 5, but it does not appear that you have
        made any of the changes suggested by the comment. Revise your disclosure to
        make it more accessible to the average non-technical U.S. investor. Scientific or
        technical knowledge should not be required to understand your disclosure. As
        previously advised, to a practicable extent, define scientific and technical terms in
        context. If this is not possible, provide a glossary defining such terms.

3.   We note your response to comment 9. Please state that facts giving rise to your
        reliance on Rule 504.

Financial Statements

4.   In your response to prior comment 20, you indicate that no current asset
        retirement obligations exist. Explain to us what you mean by "current"
        obligations. Tell us who made the asset retirement obligation study on which
        your conclusions are based. Please tell us the number and specific locations of
        the roads, trenches, drill holes and other areas of disturbance on the properties.
        Address the susceptibility of the roads to erosion/mudslide and related
        environmental damage and your experience in remediation of such damage to
        date. You state in your response that there are no "unopened" trenches. Clarify
        why you are not liable for closing the opened trenches. Send us the portions of
        the underlying agreements that you believe support your conclusion that you have
        no obligations for reclamation of the disturbance on the property. We note that
        you state in your response that there have been no obligations for reclamation or
        other costs in cases where you have terminated your interest in properties. Please
        detail these cases for us and tell us the degree of disturbance on these properties
        and why you believe that you have no related past or possible future asset
        retirement obligations. Correlate your response to the relevant provisions of SFAS
        143.

Auditors' Report

5.   We reiterate prior comment number 17. Please advise your auditor to revise the
        financial position dates in the opinion paragraph to be consistent with the audited
        balance sheet dates in the first paragraph of their report. Specifically, the
        reference to the financial position 2002 year should be removed since the balance
        sheet for 2002 is not included in the basic financial statements.

Engineering Comments

History - The Las Bolsas - Los Hilos Property - Recent and Anticipated Exploration

6.   The forth paragraph of this section describes grab samples collected at the mines. A general checklist comment was issued previously requesting that you eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Barry Stem, Senior Assistant Chief Accountant, at (202) 551-3763 if you have questions regarding comments on the financial statements and related matters. Direct you questions relating to the engineering comments to Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: A. Korelin
        C. Moncada-Terry